FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

ART Advanced Research Technologies Inc.
(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐:

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press release dated March 5, 2002 relating to the announcement of a continued collaboration between ART and Synerglobe;

2. Interim Financial Statements for the third quarter results for fiscal year 2002; and

3. Press release dated March 28, 2002 relating to the announcement of the Interim Financial Statements for the nine-month period ended January 31, 2002.

News release
For immediate publication

Continued Collaboration between ART and Synerglobe

SAINT- LAURENT, Canada, March 5, 2002 - ART Advanced Research Technologies Inc. (ART) (TSE "ARA"), a leading developer of optical and infrared imaging technologies for the detection of anomalies in the medical sector and the electronics industry, has the pleasure to announce the extension of the term to the exercise of 1 560 000 warrants, giving the right to purchase 1 560 000 common shares of ART at an exercise price of CDN $7.50 per common share, held by Synerglobe Capital Ltd. (Synerglobe), a European merchant bank, for an additional two year period. Accordingly, 600 000 warrants will expire on April 26, 2004 and 960 000 warrants will expire on April 28, 2004. The decision to extend the original two-year term of the warrants held by Synerglobe was based upon Synerglobe's continued support of the activities of ART. ART thus acknowledges the past and present exceptional contribution of Synerglobe in ensuring the continued growth, development and success of ART.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the medical sector and the electronics industry. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan™, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan™ uses the time domain technique in optical imaging, which generates the most information possible about tissue. ART is also currently commercializing its ISIS® line of products, which are based on ART's thermal imaging technology, and are used to detect defects in assembled printed circuit boards. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSE: "ARA").

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

INFORMATION
Montréal
Simard Hamel Communications
Patricia Bouchard (patricia.bouchard@shc.ca)
Josée-Michelle Simard
(josee-michelle.simard@shc.ca)
(514) 287-9811

Toronto
BenchMark Porter Novelli
Ashley Hennessy(ahennessy@bmporternovelli.com)
Lindsay Deefholts(ldeefholts@bmporternovelli.com)
(416) 423-6605

SOURCE
ART Advanced Research Technologies Inc.
Susan Dubé (sdube@art.ca)
Director of Communications
Jean St-Jacques (jstjacqu@art.ca)
Director of Investor Relations
(514) 832-0777

ART Advanced Research Technologies Inc.
Consolidated Balance Sheets
(in thousand of U.S. dollars)

		January 31 2002		April 30 2001
		(Unaudited)		
ASSETS				
Current assets				
Cash	$	670	$	255
Commercial papers, 1.97% to 2.16%, maturing from Feb to March 2002		3,316		-
Commercial paper, 2.15%, maturing in June 2002		897		-
Commercial papers, 5% to 5.32%, maturing from May to July 2001		-		5,953
Accounts receivable		144		445
Government assistance receivable		231		691
Inventories		1,271		1,518
Prepaid expenses		193		133
		6,722		8,995
Fixed assets		495		602
Other assets				
Deposits		16		32
Patents		874		840
Deferred charges		3		30
		893		902
	$	8,110	$	10,499
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities		1,375		3,145
		1,375		3,145
SHAREHOLDERS' EQUITY				
Capital stock		47,975		38,452
Deficit		(40,078)		(30,405)
Cumulative translation adjustments		(1,162)		(693)
		6,735		7,354
	$	8,110	$	10,499

ART Advanced Research Technologies Inc.
Consolidated Cash Flows
(in thousand of U.S. dollars)
(Unaudited)

	Three months ended January 31		Nine months ended January 31	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net loss	$ (2,103)	$ (2,406)	$ (8,646)	$ (6,036)
Non-cash item				
Depreciation expense	59	73	171	156
Decrease (increase) in current assets				
Accounts receivable	152	(165)	292	(79)
Government assistance receivable	612	(88)	446	310
Inventories	(1)	(171)	202	(631)
Prepaid expenses	(103)	65	(65)	(100)
Decrease in current liabilities				
Accounts payable and accrued liabilities	(988)	(227)	(1,575)	(568)
Cash flows from operating activities	(2,372)	(2,919)	(9,175)	(6,948)
INVESTING ACTIVITIES				
Decrease (increase) of short-term investments	(222)	(6,756)	4,904	(6,756)
Increase in fixed assets	(23)	(77)	(72)	(266)
Increase in other assets	(12)	(37)	(480)	(63)
Cash flows from investing activities	(257)	(6,870)	4,352	(7,085)
FINANCING ACTIVITIES				
Decrease (increase) in deferred charges	22	(51)	27	(11)
Decrease in bank loan	-	-	-	(680)
Share issue	6	91	9,823	11,789
Share issue expenses	(26)	(3)	(1,027)	(2,375)
Cash flows from financing activities	2	37	8,823	8,723
Net increase (decrease) in cash and cash equivalents	(2,627)	(9,752)	4,000	(5,310)
Effect of foreign currency translation adjustments	43	165	(269)	(230)
Cash and cash equivalents, beginning of year	6,570	12,163	255	8,116
Cash and cash equivalents, end of period	$ 3,986	$ 2,576	$ 3,986	$ 2,576
CASH AND CASH EQUIVALENTS				
Cash	$ 670	$ 575	$ 670	$ 575
Term deposits	-	2,001	-	2,001
Commercial papers	3,316	-	3,316	-
	$ 3,986	$ 2,576	$ 3,986	$ 2,576
Supplemental disclosure of cash flows information				
Interest paid	4	1	6	15
Interest received	(78)	(150)	(209)	(478)

ART Advanced Research Technologies Inc.
Consolidated Loss and Deficit
(in thousand of U.S. dollars except per share amounts)
(Unaudited)

	Three months ended January 31		Nine months ended January 31	
	2002	2001	2002	2001
Sales	$ -	$ 202	$ 394	$ 681
Cost of sales	-	117	227	379
Gross margin	-	85	167	302
Other revenues	4	-	4	5
	4	85	171	307
Operating expenses				
Research and development expenses	1,062	1,288	5,568	3,551
Selling, general and administrative expenses	1,011	1,279	3,524	3,099
Depreciation expense	59	73	171	156
	2,132	2,640	9,263	6,806
Operating loss	2,128	2,555	9,092	6,499
Interest expense	4	1	6	15
Interest income	(78)	(150)	(209)	(478)
Foreign exchange loss or (gain)	49	-	(243)	-
Net loss	$ 2,103	$ 2,406	8,646	6,036
Deficit, beginning of year			30,405	18,182
Share issue expenses			1,027	2,375
Deficit, end of period			$ 40,078	$ 26,593
Net loss per share	$ 0.10	$ 0.13	$ 0.43	$ 0.35
Weighted average number of shares outstanding	20,472,591	17,888,659	20,043,004	17,414,448
Number of shares outstanding, end of period	20,492,591	17,915,326	20,492,591	17,915,326

ART Advanced Research Technologies Inc.
Notes to Consolidated Financial Statements
(in thousand of U.S. dollars)
(Unaudited)

Basis of presentation
The accompanying unaudited financial statements are in accordance with Canadian accounting principles generally accepted for interim financial statements and do not include all the information required for complete financial statements.They are also consistent with the policies outlined in the Corporation's audited financial statements for the year ended April 30, 2001 except where stated below. The interim financial statements and related notes should be read in conjunction with the Corporation's audited financial statements for the year ended April 30, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ISIS Infrared Screening Inspection Solutions Inc. and ART Aerospace Research U.S. Inc.

Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Loss per share and information pertaining to number of shares
Loss per share is calculated on the basis of the weighted average number of shares outstanding for all periods in these financial statements.

Segment information
For purposes of operating decision-making and performance assessment, management considers that it is operating in two separate segments: the application of laser and thermal imaging technologies to the medical sector ("Medical") and the use of infrared imaging optical technology to detect defects in printed circuit boards ("Industrial"). These businesses are organized predominantly around product and service offerings. The accounting policies of the segments are the same as those described in the summary of accounting policies. There are no significant inter-segment transactions.

As at January 31, 2002, the majority of identifiable assets consisted of commercial papers used for corporate head office purposes. Identifiable assets by segment are summarized as follow:

	Corporate	Medical	Industrial	Total
Identifiable assets	$ 5,532	$ 1,330	$ 1,248	$ 8,110

As at April 30, 2001, the majority of identifiable assets consisted of cash and commercial papers used for corporate head office purposes. Identifiable assets by segment are summarized as follow:

	Corporate	Medical	Industrial	Total
Identifiable assets	$ 6,903	$ 1,491	$ 2,105	$ 10,499

The information pertaining to the two operating segments are summarized as follows:

	Three months ended January 31, 2002			Three months ended January 31, 2001		
	Medical	Industrial (Unaudited)	Total	Medical	Industrial (Unaudited)	Total
Sales	$ -	$ -	$ -	$ -	$ 202	$ 202
Cost of sales	-	-	-	-	117	117
Gross Margin	-	-	-	-	85	85
Other revenues	-	4	4	-	-	-
	-	4	4	-	85	85
Operating expenses						
Research and development expenses	915	147	1,062	826	462	1,288
Selling, general and administrative expenses	637	374	1,011	349	930	1,279
Depreciation expense	51	8	59	26	47	73
	1,603	529	2,132	1,201	1,439	2,640
Operating loss	1,603	525	2,128	1,201	1,354	2,555
Interest expense	3	1	4	1	-	1
Interest income	(63)	(15)	(78)	(75)	(75)	(150)
Foreign exchange loss or (gain)	39	10	49	-	-	-
Net loss	$ 1,582	$ 521	$ 2,103	$ 1,127	$ 1,279	$ 2,406

	Nine months ended January 31, 2002			Nine months ended January 31, 2001		
	Medical	Industrial (Unaudited)	Total	Medical	Industrial (Unaudited)	Total
Sales	$ -	$ 394	$ 394	$ -	$ 681	$ 681
Cost of sales	-	227	227	-	379	379
Gross Margin	-	167	167	-	302	302
Other revenues	-	4	4	-	5	5
	-	171	171	-	307	307
Operating expenses						
Research and development expenses	4,972	596	5,568	2,542	1,009	3,551
Selling, general and administrative expenses	2,042	1,482	3,524	1,080	2,019	3,099
Depreciation expense	147	24	171	62	94	156
	7,161	2,102	9,263	3,684	3,122	6,806
Operating loss	7,161	1,931	9,092	3,684	2,815	6,499
Interest expense	5	1	6	8	7	15
Interest income	(167)	(42)	(209)	(239)	(239)	(478)
Foreign exchange loss or (gain)	(194)	(49)	(243)	-	-	-
Net loss	$ 6,805	$ 1,841	$ 8,646	$ 3,453	$ 2,583	$ 6,036

News release
For immediate publication

ART ADVANCED RESEARCH TECHNOLOGIES POSTS ITS THIRD QUARTER RESULTS FOR FISCAL 2002

SAINT-LAURENT, Canada, March 28, 2002 - ART Advanced Research Technologies Inc. (ART) (TSE "ARA") a leading developer of optical and infrared imaging technologies for the detection of anomalies in the medical sector and the electronics industry, announces today its financial results for the third quarter ended January 31, 2002.

On the industrial side of the Company's activities, the ISIS® system has received a Control Engineering 15th Annual Editors' Choice Award. This year's winners have been selected amongst all the new products featured in the 2001 issues of Control Engineering Magazine and Control Engineering Online. As an award winner, the ISIS® system is acknowledged as one of the most significant innovations featured in Control Engineering during 2001.

ART also presented its in-line ISIS® 7070 infrared verification system to the electronics assembly industry at the Assembly Process Exhibition (APEX) conference held in San Diego, California. APEX is one of the major electronics industry gatherings in North America, where every part of the electronics assembly industry supply chain is represented.

The 7070 model features proven ISIS® technology to analyze electronically powered printed circuit board assemblies in order to provide a fast and cost effective verification of product before functional test. ART's ISIS® 7070 has also recently received CSA/UL certification.

On the medical side of the Company's activities, ART continued to work towards optimizing the design of the SoftScan® device that will be used for the clinical trials. The Company wants to ensure that the changes made to SoftScan® will improve data quality, and thereby guarantee the success of the pivotal trials and of commercialization.

Balance Sheet and Income Statement Analysis
(In US$)

ART registered no sales in the third quarter ended January 31, 2002, compared to two sales for an amount of $202,000 in the corresponding period last year.

ART invested $1,062,000 on research and development during the third quarter, down $226,000 for the same period of fiscal 2001, and down 42 % compared to $1,829,000 for the previous quarter. In the current quarter, 86% of the Company's research and development investment has been allocated to the medical division, and 14% to the industrial division.

Third-quarter selling, general, and administrative expenses decreased from $268,000 or 21% for a total of $1,011,000 compared to $1,279,000 for the same period in fiscal 2001 (for the second quarter of fiscal year 2002, these expenses were $1,282,000, down $271,000). The decrease in the Company's selling, general and administrative expenses is the result of an internal reorganization which took place in the previous quarter due to the economic downturn in the electronics industry. This resulted in the Company posting a net loss of $2.1 million, or $0.10 per share, as compared to $2.4 million, or $0.13 per share, a year earlier.

ART follows a conservative policy of expensing all research and development costs as they are incurred. The same holds true for expenses related to the clinical trials and prototypes. Development costs are not capitalized.

ART finished the third quarter with $4.9 million in cash and marketable securities. As previously announced, one of the Company's objectives is to maintain a minimum 24-month liquidity comfort level. The recent reorganization of ART's workforce was one of the first steps taken to reach this objective. Furthermore, ART's cost control efforts continue to be a priority.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the medical sector and the electronics industry. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses the time domain technique in optical imaging, which generates the most information possible about tissue. ART is also currently commercializing its ISIS® line of products, which are based on ART's thermal imaging technology, and are used to detect defects in assembled printed circuit boards. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSE: "ARA").

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

Financial Statements

-30-

INFORMATION **SOURCE**

Montréal
Simard Hamel Communications
Patricia Bouchard (patricia.bouchard@shc.ca)
Josée-Michelle Simard
(josee-michelle.simard@shc.ca)
(514) 287-9811

Toronto
BenchMark Porter Novelli
Ashley Hennessy(ahennessy@bmporternovelli.com)
Lindsay Deefholts(ldeefholts@bmporternovelli.com)
(416) 423-6605

ART Advanced Research Technologies Inc.
Susan Dubé (sdube@art.ca)
Director of Communications
Jean St-Jacques (jstjacqu@art.ca)
Director of Investor Relations
(514) 832-0777

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH TECHNOLOGIES INC.
(Registrant)

By: ______________________
Name: Nadia Martel
Title: Vice President and General Counsel

Dated: April 1st, 2002

763456.1